SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*


                               Nevstar Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64156G102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 29, 2007
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64156G102                   13D                           Page 2 of 12

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           ---------------------------------------------------------------------

                    HALTER FINANCIAL INVESTMENTS, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)[ ]
                                                                     (B)[x]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    WC
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                        [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       1,066,511 SHARES
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON        ------------------------------------------------------------
       WITH         9        SOLE DISPOSITIVE POWER

                                      1,066,511 SHARES
                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

------------------- -------- ---------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,066,511 SHARES
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    85.3%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    PN
---------- ---------------------------------------------------------------------

CUSIP NO. 64156G102                   13D                           Page 3 of 12

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    HALTER FINANCIAL INVESTMENTS GP, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)[ ]
                                                                     (B)[x]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                        [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          1,066,511 SHARES
       WITH
                    ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      1,066,511 SHARES
------------------- -------- ---------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,066,511 SHARES(1)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    85.3%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------

(1) Shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP, LLC is the sole general partner.

CUSIP NO. 64156G102                   13D                           Page 4 of 12

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    TIMOTHY P. HALTER
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)[ ]
                                                                     (B)[x]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                        [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          1,066,511 SHARES
       WITH
                    ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      1,066,511 SHARES

------------------- -------- ---------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,066,511 SHARES(2)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    85.3%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

(2) Shares are owned by Halter Financial  Investments,  LP of which TPH Capital,
L.P. is a limited partner of which TPH Capital GP, LLC is the sole general partner of which Timothy P. Halter is the sole member.

CUSIP NO. 64156G102                   13D                           Page 5 of 12

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    DAVID BRIGANTE
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)[ ]
                                                                     (B)[x]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                        [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          1,066,511 SHARES
       WITH
                    ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      1,066,511 SHARES
------------------- -------- ---------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,066,511 SHARES(3)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    85.3%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

(3) Shares are owned by Halter Financial Investments, LP of which Bellfield Capital Partners, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

CUSIP NO. 64156G102                   13D                           Page 6 of 12

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    GEORGE L. DIAMOND
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)[ ]
                                                                     (B)[x]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                        [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          1,066,511 SHARES
       WITH
                    ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      1,066,511 SHARES
------------------- -------- ---------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,066,511 SHARES(4)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    85.3%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

(4) Shares are owned by Halter Financial Investments, LP of which Colhurst Capital, L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

CUSIP NO. 64156G102                   13D                           Page 7 of 12

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    MARAT ROSENBERG
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)[ ]
                                                                     (B)[x]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                        [ ]

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON                          1,066,511 SHARES
       WITH
                    ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                                      1,066,511 SHARES
------------------- -------- ---------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,066,511 SHARES(5)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                              [ ]

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    85.3%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

(5) Shares are owned by Halter Financial Investments, LP of which Rivergreen Capital, L.L.C. is a limited partner of which Marat Rosenberg is the sole member.

CUSIP NO. 64156G102                   13D                           Page 8 of 12


ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, $0.01 par value per share (the "Stock"), of Nevstar Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.


ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this amended Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Halter Financial Investments, L.P., a Texas limited partnership ("HFI"); Halter Financial Investments GP, LLC, a Texas limited liability company and the general partner of HFI ("HFI GP"); Timothy P. Halter, a citizen of the United States and the sole member of TPH Capital GP, LLC which is the sole general partner of TPH Capital, L.P. which is a limited partner of HFI ("Halter"); David Brigante, a citizen of the United States and the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital Partners, L.P. which is a limited partner of HFI ("Brigante"); George L. Diamond, a citizen of the United States and the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI ("Diamond"); and Marat Rosenberg, a citizen of the United States and the sole member of Rivergreen Capital, LLC which is a limited partner of HFI ("Rosenberg").

     HFI is a Texas limited partnership, the principal business of which is to provide financial consulting services. The principal business address of HFI, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     HFI GP is a Texas limited liability company, the principal business of which is to act as general partner of HFI. The principal business address of HFI GP, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     Halter's principal occupation or employment is managing HFI GP and its related entities. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     Brigante's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Brigante, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     Diamond's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Diamond, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

     Rosenberg's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Rosenberg, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

CUSIP NO. 64156G102                   13D                           Page 9 of 12


     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On October 29, 2007, the Reporting Persons purchased 92,870 shares of common stock, at a purchase price of $2.00 per share, from W/F Investment Corp. under the terms of the Put Option Agreement referenced in Item 6 below. The purchase prices was paid in cash in from "working capital".


ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the transactions disclosed herein is to facilitate the desire of the Issuer to effect a reverse merger with an as yet unidentified private company at some point in the future. In order to further such a potential reverse merger, the Reporting Persons have acquired control of the Issuer through a purchase of outstanding shares of common stock.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to Rule 13d-3(a), at the close of business on October 29, 2007, HFI may be deemed to be the beneficial owner of 1,066,511 shares of the Stock, which constitutes approximately 85.3% of the 1,250,090 shares of the Stock outstanding on October 29, 2007 (the "Outstanding Shares"). HFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on October 29, 2007, HFI GP, as the sole general partner of HFI, may be deemed to be the beneficial owner of 1,066,511 shares of the Stock, which constitutes approximately 85.3% of the Outstanding Shares. HFI GP, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on October 29, 2007, Halter, as the sole member of TPH Capital GP, LLC which is the sole general partner of TPH Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,066,511 shares of the Stock, which constitutes approximately 85.3% of the Outstanding Shares. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.


CUSIP NO. 64156G102                   13D                          Page 10 of 12


     Pursuant to Rule 13d-3(a), at the close of business on October 29, 2007, Brigante, as the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,066,511 shares of the Stock, which constitutes approximately 85.3% of the Outstanding Shares. Brigante, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on October 29, 2007, Diamond, as the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,066,511 shares of the Stock, which constitutes approximately 85.3% of the Outstanding Shares. Diamond, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on October 29, 2007, Rosenberg, as the sole member of Rivergreen Capital, LLC which is a limited partner of HFI, may be deemed to be the beneficial owner of 1,066,511 shares of the Stock, which constitutes approximately 85.3% of the Outstanding Shares.
Rosenberg, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days:

------------------- ------------------- ------------------ --------------------- ------------------------------------
 Reporting Person          Date         Number of Shares     Price per Share      How the transaction was effected
------------------- ------------------- ------------------ --------------------- ------------------------------------
HFI                 October 29, 2007    92,870             $2.00                 Private Stock Purchase
------------------- ------------------- ------------------ --------------------- ------------------------------------

CUSIP NO. 64156G102                   13D                          Page 11 of 12


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth below, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

     HFI and W/F Investment Corp. entered into a Put Option Agreement pursuant to which W/F Investment may require HFI to purchase up to 199,869 shares of common capital stock of the Issuer held by W/F Investment at a price per share of $2.00 at any time during the period of time (i) commencing 180 days after October 11, 2005 and (ii) ending upon the earlier of six (6) months following the Issuer's completion of a transaction whereby it acquires operating control, or substantially all of the assets, of a privately held corporation generating revenues as reported in financial statements audited in conformity with accounting practices generally accepted in the United States or two (2) years from October 11, 2005. The termination date of the option has been extended through April 5, 2008.

CUSIP NO. 64156G102                   13D                          Page 12 of 12


After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



         DATED:   October 29, 2007

                                       Halter Financial Investments, L.P.,
                                       a Texas limited partnership

                                       By:  Halter Financial Investments GP, LLC
                                       Its: General Partner

                                       By:   /s/ Timothy P. Halter
                                             ---------------------
                                       Its: Chairman


                                       Halter Financial Investments GP, LLC,
                                       a Texas limited liability company

                                       By:   /s/ Timothy P. Halter
                                             ---------------------
                                       Its: Chairman


                                       /s/ Timothy P. Halter
                                       ---------------------
                                         Timothy P. Halter


                                       /s/ David Brigante
                                       ------------------
                                         David Brigante


                                       /s/ George L. Diamond
                                       ---------------------
                                         George L. Diamond


                                       /s/ Marat Rosenberg
                                       -------------------
                                         Marat Rosenberg